Free Writing Prospectus

Filed pursuant to Rule 433

November 8, 2010

Registration Statement No. 333-170322 and

Relating to

Preliminary Prospectus Supplement dated November 8, 2010 to

Prospectus dated November 8, 2010

COCA-COLA ENTERPRISES, INC.

FINAL TERM SHEET

Dated November 8, 2010

$400,000,000 1.125% NOTES DUE 2013

Name of Issuer: Coca-Cola Enterprises, Inc.

Title of Securities: 1.125% Notes Due 2013

Principal Amount Offered Hereby: $400,000,000 of Notes

Coupon: 1.125% per year for Notes

Yield to Maturity: 1.168%

Spread to Benchmark Treasury: T + 62 basis points

Benchmark Treasury: 0.500% due October 15, 2013

Benchmark Treasury Price and Yield: 99.27%; 0.548%

Stated Maturity Date: November 12, 2013 for Notes

Optional Redemption Provisions/Make-Whole Call: At the option of the Company, all or a portion of the Notes may be redeemed at any time, or from time to time, on no less than 30 nor more than 60 days’ notice mailed to holders thereof, at a redemption price equal to the greater of (a) 100% of the principal amount of the Notes to be redeemed and (b) the sum of the present values of the remaining scheduled payments discounted to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 0.100% (10 basis points), plus accrued and unpaid interest, if any, on the principal amount being redeemed to, but excluding, the redemption date, as more fully described in the preliminary prospectus supplement.

Public Offering Price: 99.874% for Notes, plus accrued interest from November 12, 2010, if any

Interest Payment Dates: Each May 12 and November 12, beginning May 12, 2011

Purchase Price by Underwriters: 99.649% for Notes, plus accrued interest from November 12, 2010, if any

Trade Date: November 8, 2010

Settlement Date: November 12, 2010

CUSIP / ISIN: 19122T AA7 / US19122TAA79

Expected Ratings:  A3 (stable outlook) by Moody’s Investors Service, Inc.

              BBB (stable outlook) by Standard & Poor’s Ratings Services

              BBB+ (stable outlook) by Fitch, Inc.

Joint Book-Running Managers: Citigroup Global Markets Inc., HSBC Securities (USA) Inc. and RBS Securities Inc.

Ratings may be changed, suspended or withdrawn at any time and are not a recommendation to buy, hold or sell any security.

The issuer has filed a registration statement (including a prospectus and a preliminary prospectus supplement) with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus and the preliminary prospectus supplement in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in this offering will arrange to send you the prospectus and the preliminary prospectus supplement if you request it by calling Citigroup Global Markets Inc., toll-free at 1-877-858-5407, HSBC Securities (USA) Inc., toll-free at 1-866-811-8049, or RBS Securities Inc., toll-free at 1-866-884-2071.